SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY  10017-3954

February 18, 2014

Via EDGAR Transmission and Courier

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                             KKR & Co. L.P.
Registration Statement on Form S-4
Filed January 15, 2014
File No. 333-193359

Dear Ms. Hayes:

On behalf of KKR & Co. L.P. (“KKR”), we hereby submit the response of KKR to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated February 11, 2014 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).  We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and general updates, and a Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”).  In connection with this letter and the filing of Amendment No. 1 and the Schedule 13E-3, we are delivering to the Staff three courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on January 15, 2014 and three clean courtesy copies of this letter, Amendment No. 1, the Schedule 13E-3 and the exhibits to each of Amendment No. 1 and the Schedule 13E-3.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  The responses and information below are based upon information provided to us by KKR and KKR Financial Holdings LLC (“KFN”).

General

1.                                      We note that a subsidiary of KKR manages KFN’s day-to-day operations and all of KFN’s executive officers and two of KFN’s directors are employees of KKR or one or more of its subsidiaries. It appears that KKR is an affiliate of KFN and the transaction is subject to Exchange Act Rule 13e-3.  Control is defined in Exchange Act Rule 12b-2 to include “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether by contract, or otherwise.”  Please file a Schedule 13E-3 with respect to the transaction or provide an alternative analysis with respect to the application of Rule 13e-3.

In response to the Staff’s comment, KKR determined that the transaction was not subject to Rule 13e-3 based upon a conclusion that KFN was not controlled by KKR and thus was not an “affiliate” for purpose of Rule 13e-3 in connection with the transaction. Specifically, KKR and its subsidiaries hold less than 0.05% of the outstanding KFN common shares and thus have no ability to influence any vote of KFN common shareholders. Moreover, the KFN board of directors is comprised of a majority of directors that are independent of KKR; KKR has no contractual right to designate appointees to the KFN board of directors; and the executive officers of KFN are appointed by the KFN board. While a subsidiary of KKR does provide services to KFN pursuant to a management agreement and, through that agreement, manages the company’s day-to-day operations, those services are subject to oversight by KFN’s board of directors. We also note supplementally that the transaction was negotiated by and unanimously recommended by a transaction committee of KFN’s board of directors, which was comprised solely of directors not affiliated with KKR, and that the transaction is subject to the approval of a majority of the outstanding common shares of KFN other than those common shares held by KKR and its affiliates. Notwithstanding the foregoing conclusion, given the desire of both KKR and KFN to expedite the completion of the transaction, KKR has included in Amendment No. 1 the information required by Rule 13e-3 and the parties have concurrently filed a related Schedule 13E-3. Such filing is not an admission by KKR, KFN or any affiliate of KKR or KFN that KFN is “controlled” by KKR or any affiliate of KKR in connection with the transaction.

2.                                      Please provide us with copies of any board books or similar materials prepared by the financial advisors.

In response to the Staff’s comment and in order to comply with Rule 13e-3, certain board books and similar materials have been filed as Exhibits (c)(4)-(19) to the Schedule 13E-3. In addition, Sandler O’Neill & Partners, L.P. , through its counsel, is submitting to the Staff for its review on a supplemental basis copies of certain additional materials responsive to the Staff’s request. These additional materials are being provided under separate cover requesting confidential treatment pursuant to the provisions of 17 C.F.R. §200.83 and return of these materials pursuant to Rule 12b-4 under the Securities Exchange Act of 1934.

Summary

Conditions to Consummation of the Merger, page 15

3.                                      Please quantify the amount of KFN indebtedness subject to the payoff letter.

In response to the Staff’s comment, the disclosures on pages 16 and 119 of Amendment No. 1 have been revised.

Background of the Merger, page 58

4.                                      Throughout this section you refer to KKR representatives who appear to have played material roles in structuring the transaction and negotiating the merger.  Please identify those individuals.  We note the following nonexclusive examples:

•                  The KKR individual(s) who informed Mr. Hazen that KKR was considering making an acquisition offer in October 2013.

•                  The KKR representative that Mr. Farr contacted regarding modification or elimination of the termination fee in the management contract.

•                  The KKR representative who was informed of the transaction committee’s determination regarding the initial proposal on or about November 13, 2013 and the representative who indicated that KKR was unwilling to consider a cash transaction.

•                  The KKR representatives who communicated the revised proposals to the transaction committee and its advisors on November 19 and November 26, 2013.

In response to the Staff’s comment, the applicable disclosure in the section of Amendment No. 1 titled “Special Factors—Background of the Merger” beginning on page 61 has been revised.

5.                                      To the extent the KFN transaction committee discussed its decision not to seek other bidders, please expand your disclosures to describe these discussions, including the reasons(s) why they did not seek competing bids.

In response to the Staff’s comment, the disclosure on page 63 of Amendment No. 1 has been revised.

6.                                      Please disclose the reason(s) for the transaction committee’s preference for merger consideration consisting entirely of cash.

In response to the Staff’s comment, the disclosure on page 63 of Amendment No. 1 has been revised.

7.                                      Please identify the material terms of the draft merger agreement, other than the consideration, that Wachtell reviewed with the KFN board on December 13, 2013.

In response to the Staff’s comment, the disclosure on page 65 of Amendment No. 1 has been revised.

8.                                      Please expand the descriptions of the December 15 and December 16, 2013 KKR managing partner board  and conflicts committee meetings to describe the potential financial and legal implications discussed.

In response to the Staff’s comment, the disclosures on pages 66 and 67 of Amendment No. 1 have been revised.

9.                                      Please describe the financial analyses Goldman Sachs discussed with KKR’s managing partner’s board on December 15 and December 16, 2013.

In response to the Staff’s comment and in order to comply with Rule 13e-3, the section titled “Special Factors—Opinion of the Financial Advisor to KKR” has been incorporated into Amendment No. 1 beginning on page 86. Also in response to the Staff’s comment, the disclosures on pages 66 and 67 of Amendment No. 1 have been revised.

10.                               Please describe the update on the status of the transaction that KKR management provided to KKR’s managing partner’s board on December 16, 2013.

In response to the Staff’s comment, the disclosure on page 67 of Amendment No. 1 has been revised.

Recommendation of the KFN Board of Directors; KFN Reasons for the Merger, page 64

11.                               We note that the transaction committee believed the merger would provide an attractive alternative to the continued operation of KFN as a standalone entity and the repurchase of a portion of KFN’s outstanding common stock.  Please provide more detail regarding those alternatives as well as any other alternatives considered by the transaction committee.  Describe why the transaction committee believed the merger would be more attractive to the alternatives.

In response to the Staff’s comment, the disclosures on pages 69 and 72 of Amendment No. 1 have been revised.

Opinion of the Fairness Advisor to the KFN Transaction Committee

Historical Stock Trading Analysis, page 70

12.                               The historical stock trading analysis states that Sandler O’Neill reviewed the historical trading prices for KFN shares, yet the premium presented is based only on the December 12, 2013 stock price. To the extent Sandler O’Neill performed any analyses using historical prices, please describe these analyses.  If Sandler O’Neill did not perform any analyses using historical prices, please expand the statement that Sandler O’Neill observed that the merger consideration reflected a premium to the historical prices to further explain these observations.

In response to the Staff’s comment, the disclosure on page 76 of Amendment No. 1 has been revised.

KKR — Net Present Value Analysis, page 75

13.                               Please explain how the economic net income multiples ranging from 8.0x to 13.0x and the discount rates ranging from 8.0% to 13.0% were selected.

In response to the Staff’s comment, the disclosure on page 81 of Amendment No. 1 has been revised.

Analysis of Selected Merger Transactions, page 76

14.                               Please indicate whether the identified transactions were the only mergers meeting the selection criteria. If there were additional transactions meeting the selected criteria that were not included in the analysis, please explain the basis for their exclusion.

In response to the Staff’s comment, the disclosure on page 82 of Amendment No. 1 has been revised.

15.                               Please expand the discussion to explain why the first group of mergers and acquisitions were selected from a timeframe of less than two years and the second group of mergers and acquisitions were selected from a six year timeframe.

In response to the Staff’s comment, the disclosure on page 82 of Amendment No. 1 has been revised.

Interests of Directors and Executive Officers of KFN in the Merger

Outstanding KFN Equity-Based Awards…, page 81

16.                               Please include a column in the table showing the value of the restricted shares and restricted phantom shares assuming accelerated vesting and include a row in the table showing the totals.

In response to the Staff’s comment, the disclosure on page 112 of Amendment No. 1 has been revised.

Material U.S. Federal Tax Consequences of KKR Common Unit Ownership, page 136

17.                               Please provide an opinion of counsel addressing KKR’s tax treatment as a partnership as KKR’s tax treatment is material to the KFN shareholders.

In response to the Staff’s comment, an opinion of counsel addressing KKR’s tax treatment as a partnership has been filed as Exhibit 8.1 to Amendment No. 1.

Annex A

18.                              Please include a list identifying the contents of all omitted schedules.

In response to the Staff’s comment, the disclosure on page A-44 of Amendment No. 1 has been revised. The following is a list identifying the contents of all omitted schedules to the merger agreement:

Parent Disclosure Schedule:

Section 3.2                                                            Power and Authority
Section 3.3(b)                                             Capitalization of Parent and Merger Sub
Section 3.4(d)                                             Conflicts; Consents and Approvals
Section 3.8                                                            Litigation
Section 3.12                                                     Undisclosed Liabilities
Section 3.16                                                     Knowledge of the Parent Parties
Section 6.1                                                            Conduct of Parent’s Operations
Section 9.3(i)                                                 Knowledge

Company Disclosure Schedule:

Section 4.2                                                            Subsidiaries
Section 4.4                                                            Capitalization of the Company
Section 4.15                                                     Contracts
Section 4.20                                                     Insurance
Section 6.2                                                            Conduct of the Company’s Operations
Section 9.3(i)                                                 Knowledge

KKR hereby confirms that none of the omitted schedules to the merger agreement contain information which is material to an investment decision and which is not otherwise disclosed in the merger agreement or Amendment No. 1.

*  *  *  *  *

If you have any questions regarding the responses to the Comment Letter, Amendment No. 1 or the Schedule 13E-3, please do not hesitate to call me at (212) 455-2948.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:                                David J. Sorkin, KKR & Co. L.P.

Gary I. Horowitz, Simpson Thacher & Bartlett LLP

Edward D. Herlihy, Wachtell, Lipton, Rosen & Katz

David E. Shapiro, Wachtell, Lipton, Rosen & Katz